Exhibit 99.1

CENOVUS ENERGY INC.

Supplemental Financial Information (unaudited)

Exhibit to the December 31, 2013 Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the continuous distribution of medium term notes and debt securities by way of short form shelf prospectus dated May 24, 2012 and June 6, 2012 as amended by Amendment No. 1 dated May 9, 2013, respectively.  These ratios are based on the Company’s consolidated financial statements that are prepared in accordance with International Financial Reporting Standards, which are generally accepted in Canada.

Interest coverage ratios for the year ended December 31, 2013	(times)

Net earnings available for all interest bearing financial liabilities (1)	4.1	x

Net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities (2)	6.7	x

(1)

Calculated as net earnings plus income tax, borrowing costs on all financial liabilities and premium on redemption of long-term debt; divided by borrowing costs for all interest bearing financial liabilities.

(2)

Calculated as net earnings plus income tax, interest on short-term borrowings and long-term debt, premium on redemption of long-term debt and before unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt.

The Company believes the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods. Additionally, included on the Company’s balance sheet is a partnership contribution payable (the “Partnership Contribution Payable”) that arose due to a structuring arrangement. A partnership contribution receivable (the “Partnership Contribution Receivable”), that also resulted from the structuring arrangement, was collected on December 17, 2013.

The interest expense on the Partnership Contribution Payable is substantially offset by the interest income on the Partnership Contribution Receivable and would not arise in the absence of the structuring arrangement and as such the interest expense has been excluded from this interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities.